

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Diana Vasylenko
Director
E-Smart Corp.
7311 Oxford Ave
Philadelphia, PA 19111

> **Re: E-Smart Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 26, 2024**
> **File No. 333-275161**

Dear Diana Vasylenko:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Statement of Operations for the Three Months Ending November 30, 2023, page F-2

1. We note your basic and diluted net loss per common share is a positive number even though you had a net loss for the three months ended November 30, 2023. It also appears to be calculated incorrectly. Please revise accordingly.

General

2. We note your response to prior comment 3 and reissue in part. Please revise your disclosure on page 8 to describe the material terms of the verbal agreements you have with the nine tattoo artists. Please refer to Item 404(d) of Regulation S-K. Please file evidence of such verbal agreement or provide a written description of the agreements.

In addition, please add a risk factor that addresses the risks associated with solely having a verbal agreement govern your relationship with the tattoo artists on your platform. For example, disclose, if true, that because the agreements are not binding or enforceable, any departure from the agreements would likely have a material impact on the company and its operations.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Devin Bone